SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 3)*

                              GlobeSpanVirata, Inc.
                             ----------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    379571102
                                    ---------
                                 (CUSIP Number)

                                December 31, 2003
     ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |_| Rule 13d-1(c)
                                |X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------
CUSIP No. 379571102                      13G                Page 2 of 10 Pages
-------------------


 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            TPG Partners, L.P.

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
 3          SEC USE ONLY



 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                           5   SOLE VOTING POWER
        NUMBER OF
         SHARES                6,124,206
      BENEFICIALLY
        OWNED BY           6   SHARED VOTING POWER
          EACH
        REPORTING              335,288 (1)
         PERSON
          WITH             7   SOLE DISPOSITIVE POWER

                               6,124,206

                           8   SHARED DISPOSITIVE POWER

                               335,288 (1)

 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,459,494

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES* |_|


11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            4.33 % (2)

12          TYPE OF REPORTING PERSON*

            PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) In its capacity as one of two stockholders of Communication GenPar, Inc.
(2) Based on total outstanding shares of common stock of 149,206,643 as of November 4, 2003.

-------------------
CUSIP No. 379571102                      13G                Page 3 of 10 Pages
-------------------


 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            TPG Parallel I, L.P.

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
 3          SEC USE ONLY



 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                           5   SOLE VOTING POWER
        NUMBER OF
         SHARES                439,222
      BENEFICIALLY
        OWNED BY           6   SHARED VOTING POWER
          EACH
        REPORTING              335,288 (1)
         PERSON
          WITH             7   SOLE DISPOSITIVE POWER

                               439,222

                           8   SHARED DISPOSITIVE POWER

                               335,288 (1)

 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            774,510

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES* |_|


11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            0.52% (2)

12          TYPE OF REPORTING PERSON*

            PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) In its capacity as one of two stockholders of Communication GenPar, Inc.
(2) Based on total outstanding shares of common stock of 149,206,643 as of November 4, 2003.

-------------------
CUSIP No. 379571102                      13G                Page 4 of 10 Pages
-------------------


 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Communication GenPar, Inc.

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
 3          SEC USE ONLY



 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                           5   SOLE VOTING POWER
        NUMBER OF
         SHARES                335,288
      BENEFICIALLY
        OWNED BY           6   SHARED VOTING POWER
          EACH
        REPORTING              -0-
         PERSON
          WITH             7   SOLE DISPOSITIVE POWER

                               335,288

                           8   SHARED DISPOSITIVE POWER

                               -0-

 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            335,288

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES* |_|


11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            .22 % (1)

12          TYPE OF REPORTING PERSON*

            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on total outstanding shares of common stock of 149,206,643 as of November 4, 2003.

                                                                               2
Item 1(a).        Name of Issuer:
---------         --------------

                  GlobeSpanVirata, Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:
---------         -----------------------------------------------

                  GlobeSpanVirata, Inc.
                  100 Schulz Drive
                  Red Bank, NJ  07701

Item 2(a).        Name of Persons Filing:
----------        -----------------------

                  Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Amendment No. 3 to Schedule 13G Statement on behalf of TPG Partners, L.P., a Delaware limited partnership ("Partners"), TPG Parallel I, L.P., a Delaware limited partnership ("Parallel") and Communication GenPar, Inc., a Delaware corporation ("Communication" and, together with Partners and Parallel, the "Reporting Persons"). Additionally, information is included herein with respect to TPG GenPar, L.P., a Delaware limited partnership ("GenPar") and TPG Advisors, Inc., a Delaware corporation ("Advisors" and, together with GenPar, the "Controlling Persons"). Because GenPar is the sole general partner of each of Partners and Parallel, and because Advisors is the sole general partner of GenPar, and because Partners and Parallel are the only shareholders of Communication, the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owner of all of the shares of Common Stock owned by the Reporting Persons. The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d) (3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such group exists. A copy of the Joint Filing Agreement of the Item 2 Persons is attached as Exhibit 1 to Amendment No. 1 of Schedule 13G.

Items 2(b)-(c) Address of Principal Office or, if none, Residence; Citizenship
------------------------------------------------------------------------------
or Place of Organization:
-------------------------

                  The address of the principal business office of all of the
Item 2 Persons is as follows: 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Delaware is the jurisdiction of formation for all of the Item 2 Persons.

Item 2(d).        Title of Class of Securities:
----------        -----------------------------

     This Amendment No. 3 to Schedule 13G Statement relates to the Common Stock, par value $0.001 of the Issuer (the "Common Stock").

Item 2(e).        CUSIP Number:
---------         ------------

                  The CUSIP number of the Common Stock is 379571102

Item 3.           If this statement is filed pursuant to Rules
-------           --------------------------------------------
ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
--------------------------------------------------------------------------------

                  (a) [ ] Broker or Dealer registered under Section 15 of the
                          Act (15 U.S.C. 780).

                  (b) [ ] Bank as defined in Section 3(a)(6) of the Act
                         (15 U.S.C. 78c).

                  (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

                  (d) [ ] Investment Company registered under Section 8 of
                          the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e) [ ] An investment adviser in accordance with
                          ss. 240.13d-1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan or endowment fund in
                          accordance with ss. 240.13d-1(b)(1)(ii)(F);

                  (g) [ ] A parent holding company or control person in
                          accordance with ss. 240.13d-1(b)(1)(ii)(G);

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant toss. 240.13d-1(c), check this box [ ]

Item 4.           Ownership
-------           ---------

                  Partners

                  (a) Amount Beneficially Owned as of December 31, 2003:
                      6,459,494

                  (b) Percent of Class: 4.33%

                  (c) Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote: 6,124,206

                   (ii) shared power to vote or to direct the vote: 335,288

                  (iii) sole power to dispose or to direct the disposition of:
                        6,124,206

                   (iv) shared power to dispose or to direct the disposition
                        of: 335,288

                  Parallel

                  (a) Amount Beneficially Owned as of December 31, 2003:
                      774,510

                  (b) Percent of Class: 0.52%

                  (c) Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote: 439,222

                   (ii) shared power to vote or to direct the vote: 335,288

                  (iii) sole power to dispose or to direct the disposition of:
                        439,222

                   (iv) shared power to dispose or to direct the disposition
                        of: 335,288

                  Communication

                  (a) Amount Beneficially Owned as of December 31, 2003: 335,288

                  (b) Percent of Class: 0.22%

                  (c) Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote: 335,288

                   (ii) shared power to vote or to direct the vote: - 0 -

                  (iii) sole power to dispose or to direct the disposition of:
                        335,288

                   (iv) shared power to dispose or to direct the disposition
                        of: - 0 -

                  GenPar

                  (a) Amount Beneficially Owned as of December 31, 2003:
                      7,086,216(1)

                  (b) Percent of Class: 4.74%

                  (c) Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote: 7,086,216(1)

                   (ii) shared power to vote or to direct the vote: - 0 -

                  (iii) sole power to dispose or to direct the disposition of:
                        7,086,216(1)

                  (iv) shared power to dispose or to direct the disposition of:
                       - 0 -

-------------------

(1) Including 187,500 shares subject to options (including "out-of-the money options") held by GenPar which were exercisable within 60 days of August 20, 2003.

                  Advisors

                  (j) Amount Beneficially Owned as of December 31, 2003:
                      7,086,216(1)

                  (k) Percent of Class: 4.74%

                  (l) Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote: 7,086,216(1)

                   (ii) shared power to vote or to direct the vote: - 0 -

                  (iii) sole power to dispose or to direct the disposition of:
                        7,086,216(1)

                   (iv) shared power to dispose or to direct the disposition of:
                        - 0 -
 David Bonderman, James G. Coulter and William S. Price, III
(the "Shareholders") are officers, directors and sole shareholders of Advisors, and therefore may be deemed to beneficially own the Common Stock owned by Advisors. Each Shareholder disclaims beneficial ownership of such Common Stock in excess of the greater of his direct or indirect pecuniary interest in such Common Stock.

Item 5.           Ownership of Five Percent or Less of a Class.
------            ---------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
-------           --------------------------------------------------------
                  Person.
                  -------

                  No person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of the Common Stock owned by them.

Item 7.           Identification and Classification of the Subsidiary Which
-------           ---------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent
                  -----------------------------------------------------
                  Holding Company.
                  ----------------

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.
------            ----------------------------------------------------------

                  This Amendment No. 3 to Schedule 13G Statement is being filed on behalf of each of the Item 2 Persons pursuant to Rules 13d-1(d) and Rule 13d-1(k)(1)(iii). The identity of each of the Item 2 Persons is set forth in
Item 2(a) hereof.

Item 9.           Notice of Dissolution of Group.
------            -------------------------------


                  Not Applicable



-----------------
(1) Including 187,500 shares subject to options (including "out-of-the money options") held by GenPar which were exercisable within 60 days of August 20, 2003.

Item 10.          Certification.
-------           --------------

                  Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2004

                                               TPG PARTNERS, L.P.
                                                   By:  TPG GenPar, L.P.,
                                                        General Partner
                                                   By:  TPG Advisors, Inc.,
                                                        General Partner

                                               By: /s/ Richard A. Ekleberry
                                                  ----------------------------
                                               Name:  Richard A. Ekleberry
                                               Title: Vice President

                                               TPG PARALLEL I, L.P.
                                                   By:  TPG GenPar, L.P.,
                                                        General Partner
                                                   By:  TPG Advisors, Inc.,
                                                        General Partner

                                               By: /s/ Richard A. Ekleberry
                                                  ----------------------------
                                               Name:  Richard A. Ekleberry
                                               Title: Vice President

                                               COMMUNICATION GENPAR, INC.

                                               By: /s/ Richard A. Ekleberry
                                                  ----------------------------
                                               Name:  Richard A. Ekleberry
                                               Title: Vice President